Hancock Whitney Investment Services, Inc.

(A wholly-owned subsidiary of Hancock Whitney Corporation)

Financial Statements and Supplemental Schedules pursuant to Rule 17a-5 of the Securities Exchange Act

December 31, 2023

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SEC FILE NUMBER
8-49106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hancock Whitney Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Hancock Whitney Center 701 Poydras Street, Suite 3100
(No. and Street)

New Orleans	LA	70139
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anita Schexnayder	504-729-2978	anita.schexnayder@hancockwhitney.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers, LLP
(Name – if individual, state last, first, and middle name)

909 Poydras Street, Suite 3100	New Orleans	LA	70112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	0238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Schexnayder _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hancock Whitney Investment Services, Inc. _____, as of 12/31 _____, 2023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Anita S Schexnayder*

Title: Vice President, Hancock Whitney Investment Services, Inc.

Leandre M. Millet

Notary Public *Leandre M. Millet*
 # 41506

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Index
December 31, 2023



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Hancock Whitney Investment Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hancock Whitney Investment Services, Inc. (the "Company") as of December 31, 2023, and the related statements of income, of stockholder's equity, of changes in liabilities subordinated to claims of general creditors and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934 and Schedule II – Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 as of December 31, 2023 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2024
We have served as the Company's auditor since 2009.

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112
T: (504) 558 8200 F: (504) 558 8960, www.pwc.com/us

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$ 20,714,804
Commissions and fees receivables	1,488,820
Deferred tax asset	45,881
Other assets	11,957
Total assets	$ 22,261,462

Liabilities and Stockholder's Equity

Accounts payable and other accrued expenses	$ 295,546
Income taxes payable	60,853
Due to affiliate, net	835,541
Total liabilities	1,191,940

Stockholder's equity

Common stock, $1 par value per share; Authorized and outstanding 1,000 shares	1,000
Contributed capital	1,672,700
Retained earnings	19,395,822
Total stockholder's equity	21,069,522
Total liabilities and stockholder's equity	$ 22,261,462

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Income
Year Ended December 31, 2023

Revenues	
Income from sales of fixed annuity contracts (net of $332,914 of expense)	$ 12,717,922
Commission income on insurance products (net of $31,438 of expense)	1,201,004
Underwriting income	971,299
Investment advisory and management fees	260,393
Interest, dividends and other income	469,251
Total revenues	15,619,869
Expenses	
Compensation and benefits	8,290,477
Allocated occupancy and equipment	491,352
Other expenses	1,471,298
Total expenses	10,253,127
Income before income taxes	5,366,742
Income taxes	1,584,296
Net income	$ 3,782,446
Other comprehensive income	-
Comprehensive income	$ 3,782,446

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Stockholder's Equity
Year Ended December 31, 2023

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2023	$ 1,000	$ 1,672,700	$ 15,613,376	$ 17,287,076
Net Income	-	-	3,782,446	3,782,446
Other Comprehensive Income	-	-	-	-
Balance, December 31, 2023	$ 1,000	$ 1,672,700	$ 19,395,822	$ 21,069,522

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Changes in Liabilities Subordinated to Claims
of General Creditors
Year Ended December 31, 2023

There were no liabilities subordinated to claims of general creditors at December 31, 2023, and no changes for the year ended December 31, 2023.

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Statement of Cash Flows
Year Ended December 31, 2023

Cash flows from operating activities	
Net income	$ 3,782,446
Adjustments to reconcile net income to net cash provided by operating activities	
Provision for deferred taxes	27,976
Increase in commissions and fees receivables	(251,840)
Change in income taxes receivable/payable, net	291,833
Increase in other assets	(9,236)
Decrease in accounts payable and accrued expenses	(241,996)
Decrease in due to affiliate, net	(172,133)
Net cash provided by operating activities	3,427,050
Cash flows from investing activities	-
Cash flows from financing activities	-
Net increase in cash and cash equivalents	3,427,050
Cash and cash equivalents, beginning of year	17,287,754
Cash and cash equivalents, end of year	$ 20,714,804
Supplemental disclosure of cash flow information	
Cash paid for income taxes	$ 1,700,672

The accompanying notes are an integral part of these financial statements.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Notes to Financial Statements
December 31, 2023

1.   Organization and Significant Accounting Policies

Organization and Operations
Hancock Whitney Investment Services, Inc. (the "Company") is a dually registered broker-dealer and investment advisor registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in the brokerage and investment advisory business and is a wholly-owned subsidiary of Hancock Whitney Corporation (the "Parent"), an SEC registrant whose primary business is depository and lending services. The Parent is a registered financial holding company, authorized to conduct the full range of activities permitted under the Bank Holding Company Act of 1956, as amended.

The Company acts as a limited purpose broker dealer; is a licensed insurance agency and earns insurance revenue from the sale of non-SEC registered insurance products through registered agents that are dual representatives of Hancock Whitney Bank (the "Bank"), an affiliate of the Company, and Cetera Investment Services LLC and Cetera Investment Advisers LLC ("Cetera"), a third party service provider. The Company also participates in underwriting transactions on a co-manager basis only. In addition, the Company offers advisory services by providing access to certain asset allocation model portfolios comprised of recommended investments in mutual funds, exchange traded funds and separately managed funds for which the Company earns advisory service fees. The Company has engaged the Bank to provide these advisory services on its behalf, including portfolio management, investment solutions, compliance and administrative support.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Credit Losses
Certain of the Company's assets recorded at amortized cost are within the scope of Topic 326. If applicable, the Company records the estimate of expected credit loss as a valuation allowance account on the balance sheet that is deducted from the assets' amortized cost basis. Changes in the allowance for credit loss are reported as credit loss expense. In determining whether an allowance for credit loss is required, the Company assesses several factors including, but not limited to, the nature of the asset and its expected life, the creditworthiness of the counterparty and historical losses, if any. There was no allowance for credit loss at December 31, 2023.

Income Taxes
The Company's tax provision is determined pursuant to Financial Accounting Standards Board ("FASB") ASC 740. The Company files a consolidated federal income tax return with Hancock Whitney Corporation and determines its tax expense or benefit on a separate return basis. Pursuant to the Company's tax sharing agreement, the Company recognizes tax benefits to the extent they are utilized in the consolidated federal and state returns. In such cases, the income tax balances payable or receivable covered under the tax-sharing agreement are generally settled with the Parent no later than 10 business days from the time of the cash transactions with the taxing authorities.

Additionally, certain state income tax returns, as applicable, are filed by the Company on a stand-alone basis.

Income taxes are accounted for using the asset and liability method. Current tax liabilities or assets are recognized for the estimated income taxes payable or refundable on tax returns to be filed with respect to the current year. Deferred tax assets and liabilities are based on temporary differences between the financial statement carrying amounts and the tax bases of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are established against deferred tax assets if, based on all available evidence, it is more likely than not that some or all of the assets will not be realized. The benefit of a position taken or expected to be taken in a tax return is recognized when it is more likely than not that the position will be sustained on its technical merits. The effects of changes in tax rates and laws upon deferred tax balances are recognized in the period in which the legislation is enacted.

Revenue Recognition

Income from sales of fixed annuity contracts

The Company, as agent, earns commissions for the sale of non-SEC registered annuity contracts sold by Cetera. Upon selection of an annuity product, the customer enters into a policy with the carrier. The Company's performance obligation is satisfied when the contracts are accepted by the carrier, for which a fee is earned from Cetera based on agreed upon fee percentages. As agent in these transactions, expenses charged are netted against the revenue reported. These expenses are reflected parenthetically on the statemet of income.

Commission income on insurance products

Commission income on insurance products includes commission revenue that is recognized with the sale of insurance policies. The Company may receive commissions at the inception of the policy or over time, as long as the policy remains active, on a monthly, quarterly or annual basis. The Company's performance obligation is connecting the customer to the insurance products and, for new policies, is fulfilled on the date of issuance. Any upfront (first year) commissions are known amounts and recognized on the issuance date. Contingent commissions, including policy renewals, are recognized monthly, quarterly or annually when determinable, which is generally when such information is received from Cetera, which allows the reasonable estimation of these amounts. As agent in these transactions, expenses charged by Cetera are netted against the revenue reported. These expenses are reflected parenthetically on the statemet of income.

Underwriting income

Underwriting income includes fees for services arising from securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication. Revenue is recognized when the performance obligation is delivered, which is at the time the underwriting or service is substantially complete and income is reasonably determinable. Income is based on the participation percentage and syndication fee percentage in accordance with the contract terms. Any costs associated with these transactions are reflected in other expense line item in the statement of income.

Investment Advisory and Management Fees

Investment advisory management fees are earned for providing asset management services for certain asset allocation model portfolios comprised of recommended investments in mutual funds, exchange traded funds and separately managed funds; and separately managed accounts of individual stocks, bonds, mutual funds or exchange traded funds for which the Company earns fees. Our performance obligation is providing access to investment management strategies/model portfolios to customers. The quarterly fees are accrued on a contractual basis as earned, and received one quarter in arrears based on the daily average balance of the total amount of assets

invested in these strategies/model portfolios. Fees are recorded on a gross basis, with expenses reflected in the other expense line item in the statement of income.

<u>Interest, dividends and other income</u>
Interest, dividends and other income is primarily comprised of interest and dividend income on a money market investment. Income is recorded on the accrual basis, or on a cash basis if not material and/or is considered constrained.

Commissions paid
Commissions paid to brokers are recorded as transactions occur on a trade date basis. Broker commission expense are reflected in the "Compensation and benefits" line item in the Statement of Income and Comprehensive Income.

2.   **Fair Value of Assets and Liabilities Measurements**

The FASB defines fair value as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The FASB's guidance also establishes a fair value hierarchy that prioritizes the inputs to these valuation techniques used to measure fair value, giving preference to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs such as a reporting entity's own data (level 3). Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, observable inputs other than quoted prices, such as interest rates and yield curves, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The Company reports an interest-bearing money market deposit account ("money market account") in cash and cash equivalents. The money market account is recorded, on a recurring basis, at an amount that approximates fair value. The money market account offers daily liquidity and there is no stated maturity. The money market account totaled $17,717,315 at December 31, 2023. Under the fair value hierarchy, cash and cash equivalents are classified as Level 1 and are measured on a recurring basis.

The Company has no assets or liabilities measured at fair value on a nonrecurring basis.

3.   **Income Taxes**

At December 31, 2023, the Company had a deferred tax asset of $45,881, which is primarily attributable to allocated employee compensation, with no valuation allowance, as management believes it is more likely than not that the deferred tax asset will be fully realized. At December 31, 2023, the Company had no state net operating losses ("NOL"). Total income tax expense for the year ended December 31, 2023 was $1,584,296, which is comprised of current tax expense of $1,556,320 and deferred tax expense of $27,976. At December 31, 2023, $51,722 was payable to the Parent for federal income taxes and $9,131 was payable for state income taxes.

The Company is a member of a consolidated U.S. federal income tax return with its parent company. Generally, tax years prior to 2020 are no longer subject to examination by taxing authorities. State returns that are open for examination vary by jurisdiction and are generally open three to four years.

The following table presents a summary of the factors that affect income tax expense for the year ended December 31, 2023:

	Amount	Rate
Taxes at statutory rate	$ 1,127,016	21.00 %
State income taxes (net of federal tax benefit)	341,480	6.36
Other permanent differences	14,826	0.28
Return to Provision Adjustment	100,974	1.88
	$ 1,584,296	29.52 %

The Company did not have any uncertain tax positions at December 31, 2023. Uncertain tax positions are the differences between a tax position taken, or expected to be taken on a tax return, and the benefit recognized and measured for accounting purposes. The Company does not expect the liability for unrecognized tax benefits to change significantly in 2023. The Company recognizes interest and penalties, if any, related to income tax matters in income tax expense; no interest or penalties were recognized in 2023.

4. **Related-Party Transactions**

As of December 31, 2023, the Company had $2,997,490 of cash on deposit with the Bank, a wholly-owned subsidiary of the Parent. As of December 31, 2023, the Company has a net due to affiliate totaling $835,541 for intercompany settlement of cash transactions, mostly related to allocated operating expenses paid by the Bank. Intercompany settlements generally occur each business day.

The Company is party to a services agreement with the Bank whereby the Bank is compensated for services provided to support the revenue generating activities of the Company. The allocated expenses represent the proportion of operating expense of the Hancock Whitney Financial Consultant division of the Bank, based on the proportion of revenue generated for the Company compared to the total revenue generated by the operating unit. The agreement also includes allocated cost for services provided by the Trust and Asset Management division of the Bank for portfolio management, investment solutions, compliance and other shared services generally based on estimated proportion of time spend on these activities. The following table reflects the allocated costs under this agreement by financial statement line item.

Income from sales of fixed annuity contracts	$	(332,914)
Commission income on insurance products		(31,438)
Allocated expense netted in revenue	$	(364,352)
Compensation and benefits	$	7,806,401
Allocated occupancy and equipment		491,352
Other expenses		741,433
Allocated operating expense	$	9,039,186

Included in Other Expense on the Statement of Income are $309,552 of allocated expenses by the Bank for overhead costs. Shared expenses for overhead costs are allocated using direct variables such as capital and revenues and estimates of percentage of time worked. In addition, the Company paid $484,076 in direct incentives to employees of the Bank, an affiliate of the Company, related to revenue earned for sales of insurance products and services related to underwriting.

On June 30, 2020, the Company entered into a Revolving Note and Cash Subordination Agreement (the "Revolving Note") with the Parent as the means to increase regulatory capital if needed. On June 29, 2023, the Company amended the agreement to extend the maturity, change the interest rate and incorporate certain provisions. The Revolving Note allows the Company to borrow from the Parent amounts up to $10,000,000 on a revolving basis during a three-year credit period. Borrowings bear interest at the one month Chicago Mercantile Exchange Term Secured Overnight Financing Rate plus 1.62% and are subject to other terms and conditions acceptable with FINRA. The Revolving Note, as amended, has a credit period through June 30, 2026 and a scheduled maturity date of June 30, 2027. The Company did not borrow, nor did it have any balances outstanding, under this revolving note during the year ended December 31, 2023.

5. **Regulatory Requirements**

The Company, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2023, the Company had net capital of $18,108,639, which was $18,008,639 in excess of its required net capital of $100,000. The Company had aggregate indebtedness of $1,191,940 and an aggregate indebtedness to net capital ratio of 0.07 to 1.00 at December 31, 2023.

The Company does not claim exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) agency transactions for non-SEC registered insurance products; (2) securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication; (3) asset management services for certain asset allocation model portfolios.

6. **Commitments and Contingencies**

The Company, in its capacity as a limited purpose broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. The Company's management expects, based upon defenses available and after consultation with legal counsel, the ultimate resolution of other litigation and claims will not have a material effect on the Company's results of operations or financial condition.

7. **Subsequent Events**

The Company has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, February 28, 2024 and has

determined that no other significant events occurred after December 31, 2023, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Supplemental Schedules

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation of Net Capital for Brokers and Dealers Pursuant to
Rule 15c3-1 Under the Securities Exchange Act of 1934
December 31, 2023   **Schedule I**

Net capital

Total stockholder's equity, qualified for net capital	$ 21,069,522
Less: Nonallowable assets	
Retail receivables and other assets	2,606,537
Total deductions	2,606,537
Net capital before haircuts on securities positions	18,462,985
Less: Haircuts - Investment Securities	354,346
Net capital	$ 18,108,639
Aggregate indebtedness	$ 1,191,940
6.67% of aggregate indebtedness	$ 79,463
Net capital requirement – greater of $100,000 or 6.67% of aggregate indebtedness	$ 100,000
Excess net capital	$ 18,008,639
Aggregate indebtedness to net capital ratio	.07

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between the computation above and the computation included in the Company's unaudited Part IIA FOCUS Report as of December 31, 2023, as amended, filed on February 28, 2024.

Hancock Whitney Investment Services, Inc.
(A wholly owned subsidiary of Hancock Whitney Corporation)
Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2023   **Schedule II**

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule. The Company does not claim exemption from Rule 15c3-3 under paragraph (k) of 17 C.F.R § 240.15c3-3 and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

There are no differences between the information above and the information included in the Company's corresponding unaudited December 31, 2023 Part IIA FOCUS Report, as amended, filed on February 28, 2024.

Hancock Whitney Investment Services, Inc.
(A wholly-owned subsidiary of Hancock Whitney Corporation)
Exemption Report Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2023

Hancock Whitney Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) agency transactions for non-SEC registered insurance products; (2) securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication; (3) asset management services for certain asset allocation model portfolios, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

HANCOCK WHITNEY INVESTMENT SERVICES, INC.

I, Anita Schexnayder, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____

Anita Schexnayder, Vice President and CFO, Hancock Whitney Investment Services, Inc.

February 28, 2024



Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Hancock Whitney Investment Services, Inc.

We have reviewed Hancock Whitney Investment Services, Inc.'s (the "Company") assertions, included in the accompanying Hancock Whitney Investment Services, Inc. Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) agency transactions for non-SEC registered insurance products; (2) securities offerings or placements in which the Company acts as a co-manager in an underwriting syndication; (3) asset management services for certain asset allocation model portfolios, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2023 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

February 28, 2024

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, Louisiana 70112
T: (504) 558 8200; F: (504) 558 8960, www.pwc.com/us



Report of Independent Accountants

To the Management and Board of Directors of Hancock Whitney Investment Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Hancock Whitney Investment Services, Inc. (the "Company") for the year ended December 31, 2023. Management of Hancock Whitney Investment Services, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows: payment in the amount of $1,198 was compared with check number 125358 dated July 26, 2023, obtained from Anita Schexnayder, Chief Financial Officer ("CFO"), and payment in the amount of $1,349 was compared with electronic payment reference #B2404662347375 dated February 15, 2024, obtained from Anita Schexnayder, CFO, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 to the Total Revenue amount of $15,619,869 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2023, noting no differences.

3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 4a, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products", of $13,921,869 to SIPC supporting schedules (the "schedules") provided by Anita Schexnayder, CFO, noting no differences.

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules obtained in procedure 3, we performed the following:



a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $1,698,000 and the General Assessment on page 2, line 8 of $2,547, noting no differences.

b. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $13,921,869, noting no differences.

c. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $1,198, noting no differences.

d. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $1,198 was included on page 2, line 12, Lesser of line 10 or 11d, noting no differences.

e. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $1,349, noting no differences.

i. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $1,349, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Management of Hancock Whitney Investment Services, Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended   12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:
MEMBER NAME   *SEC No.*
HANCOCK WHITNEY INVESTMENT SERVICES INC   8-49106
For the fiscal period beginning _____1/1/2023_____ and ending _12/31/2023_

1 Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) $ 15,619,869.00

2 Additions:

a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

b Net loss from principal transactions in securities in trading accounts. _____

c Net loss from principal transactions in commodities in trading accounts. _____

d Interest and dividend expense deducted in determining item 1. _____

e Net loss from management of or participation in the underwriting or distribution of securities. _____

f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. _____

g Net loss from securities in investment accounts. _____

h Add lines 2a through 2g. This is your **total additions**. $ 0.00

3 Add lines 1 and 2h $ 15,619,869.00

4 Deductions:

a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. $ 13,921,869.00

b Revenues from commodity transactions. _____

c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

d Reimbursements for postage in connection with proxy solicitations. _____

e Net gain from securities in investment accounts. _____

f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

h Other revenue not related either directly or indirectly to the securities business. _____

Deductions in excess of $100,000 require documentation

5 **a** Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income _____

b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) _____

c Enter the greater of line 5a or 5b $ 0.00

6 Add lines 4a through 4h and 5c. This is your **total deductions**. $ 13,921,869.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 1,698,000.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 2,547.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2023 SIPC-6 or 6A		$ 1,198.00	
11 a	Overpayment(s) applied on all 2023 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2023 SIPC-6 and 6A(s)	$ 1,198.00		
d	Add lines 11a through 11c		$ 1,198.00	
12	**LESSER** of line 10 or 11d.			$ 1,198.00
13 a	Amount from line 8		$ 2,547.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,198.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,349.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,349.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-49106	DEA: FINRA	2023	Dec

MEMBER NAME HANCOCK WHITNEY INVESTMENT SERVICES INC
MAILING ADDRESS 701 POYDRAS ST STE 3100
NEW ORLEANS, LA 70139

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

HANCOCK WHITNEY INVESTMENT SERVICES INC
(Name of SIPC Member)

Anita G. Schexnayder
(Authorized Signatory)

2/15/2024
(Date)

anita.schexnayder@hancockwhitney.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.